SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 01, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 1, 2008

TAM’s fleet reaches 116 aircraft

Company has received two new A319's and two new A320's directly from Airbus' manufacturing plants in Hamburg
(Germany) and Toulouse (France)

São Paulo, August 1, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) has received directly from Airbus' manufacturing plants in Hamburg (Germany) and Toulouse (France), respectively, two new A319's and two new A320's. The arrival of these aircraft supports the Company’s strategy to operate a fleet with a low average age, offering more comfort to passengers in our quest for service excellence.

The aircraft add to another A320 leased in the international market and two Boeing 767-300s that the company added to its flight network to take advantage of growth opportunities in the international market. TAM now has a fleet of 116 aircraft, including 110 Airbus planes (17 A319's, 76 A320's, 3 A321's, 12 A330's and 2 A340's), 2 B767-300’s, 3 MD-11's, and 1 F100 in the process of devolution.

At the start of 2008, the company began operating in the domestic market with a fleet made up exclusively of Airbus aircraft. TAM has a long-term fleet plan that is consistent and flexible in order to sustain its expansion in international and domestic markets. The company plans to close 2008 with 123 aircraft. The projection for the end of 2012 is for 147 planes to be in operation.

Used for domestic flights and for South American destinations served by TAM, the A320's are among the most comfortable aircraft in their category operating in Brazil. The A320’s present a configuration of 174 and 156 seats, the latter with 12 seats in business class and 144 in economy class. The A319’s, with a configuration of 144 seats, are used in domestic flights, mainly in the shuttle between Rio de Janeiro and São Paulo. All TAM aircraft are equipped with the best and most advanced options for equipment and software offered by the manufacturer, which makes them one of the most advanced fleets in the world.

To sustain the expansion of its international network, TAM will also be receiving two Airbus A330's by the end of the year. In the second half of this year, the company will receive four Boeing 777-300 ER aircraft as well, to replace the MD-11's used for long-distance routes.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.